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                                                                 Exhibit (a)(12)

                                                    FREE ENGLISH TRANSLATION FOR
                                                       CONVENIENCE PURPOSES ONLY



                                                                 News - OVERVIEW

CAPITAL INCREASE OF RHI SUCCESSFULLY COMPLETED

o  PRICE OF NEW SHARES SET AT EUR 23,90
o  CAPITAL INCREASE OVERSUBSCRIBED

The capital increase of RHI AG ended yesterday successfully. Taking into consideration yesterdays closing price of the shares, RHI in coordination with the lead manager of the transaction, Erste Bank, set the final price of the new shares at EUR 23,90.

Despite the recently difficult situation on the capital markets, the demand by private investors as well as institutional investors was very high. Therefore institutional investors not holding the necessary subscription rights had to be reduced. Private customers were rationed preferred.

The transaction and therefore the planned takeover of GIT / Harbison-Walker, which ensures RHI's world-wide leading position in the refractories market, was honored by the capital market.

The increase of RHI's capital by 6,000.000 new shares results in proceeds of EUR 143 million., or ATS 1.97 billion. As announced earlier, the additional credit facilities are already in place. Therefore the total financing of the planned acquisition of GIT / Harbison-Walker is concluded with this successful capital increase.

The new RHI shares are expected to be listed at the Vienna and Frankfurt Stock Exchanges on October 19, 1999. As of November 22, 1999 the new shares will be part of the ATX, ATX50 and ATX50P indices.

FOR FURTHER INFORMATION PLEASE CONTACT:

RHI AG / Peter Hofmann
Phone (+43)(1) 50213-123
Fax (+43)(1) 50213-130
e-mail: peter.hofmann@rhi-ag.com
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